2121 North Pearl Street, Suite 900 Dallas, TX 75201 +1 214-453-6500 +1 214-453-6400

KENNETH L. BETTS

PARTNER

214-453-6435

kbetts@winston.com

August 9, 2024

SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, DC 20549

Re:	Connect Invest II LLC

Amendment No. 1 to Offering Statement on Form 1-A

Filed June 18, 2024

File No. 024-12415

Ladies and Gentlemen:

This letter is submitted on behalf of Connect Invest II LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A/A filed on June 18, 2024 (the “Offering Statement”), as set forth in the Staff’s letter, dated July 11, 2024, addressed to Mr. Todd B. Parriott, the Company’s Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing an amendment (the “Amendment”) to the Offering Statement, which includes changes to reflect responses to the Staff’s comments contained in the Comment Letter.

For your convenience, the Staff’s comments are set forth below in bold font, with the Company’s response immediately following such comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment.

Amendment No. 1 to Offering Statement on Form 1-A filed June 18, 2024

Notes to Financial Statements

Note 3 - Loan Receivable, net, page F-10

1.	We note your enhancements to the Allowance for Credit Losses, Note 2, and Loans Receivable disclosure and the overall composition of your loans receivable between commercial and residential loan categories, and their maturities schedule in Note 3. Please tell us how you considered expected credit losses on a collective basis of loans with similar risk characteristics, to permit an investor to understand the following; refer to ASC 326-20-50:

•	Your portfolio-level detail to include internal risk ratings used, allocation among different loan-to-value or loan-to-cost ratios, organization or maturity dates, or any other relevant factors used in assessing the quality of loans receivable; and

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

August 9, 2024

•	Whether you have a significant asset concentration of loans receivable outstanding, detailing the number of loans within each of your self-identified pooled loan characteristics, and if any such loans are significant at the 20% level on an individual basis. To the extent any loan receivable on an individual basis exceeds 20%, tell us how you considered Staff Accounting Bulletin topic 1.I. regarding financial statements of properties underlying loans.

Response: The Company has revised the disclosure in Footnotes 2 and 3 to its financial statements to provide the requested information.

If you have any questions or would like additional information in connection with these comments, please contact me at (214) 453-6435 or by email at kbetts@winston.com.

Sincerely,

/s/ Kenneth L. Betts

Enclosures

cc:      Todd B. Parriott